UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                         SEAMAN FURNITURE COMPANY, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
                         (Title of Class of Securities)

                                   812163-30-1
                                 (CUSIP Number)

                              Jeffrey B. Cobb, Esq.
                              Cobb & Eisenberg LLC
                               315 Post Road West
                               Westport, CT 06881
                                 (203) 222-9560
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 23, 1997
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                  Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                              Page 1 of 10 pages

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CUSIP No. 812163-30-1                                    Page  2  of   10  Pages
         ------------                                         ---    ------
------------------------------                ----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Carl Marks Strategic Investments, L.P.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                               WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                          |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------ -------------------------------------------------------------------
                                   SOLE VOTING POWER

       NUMBER OF             7     36,026 shares-Class A; 102,534 shares-Class
                                   B**
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   -0-
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    36,026 shares-Class A; 102,534 shares-Class B
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             36,026 shares-Class A; 102,534 shares-Class B **
------------ -------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                        |_|
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.2%(each Class)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
------------ -------------------------------------------------------------------
** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

------------------------------                ----------------------------------

CUSIP No. 812163-30-1                                    Page  3  of   10  Pages
         ------------                                         ---    ------
------------------------------                ----------------------------------

------------ -------------------------------------------------------------------

             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     1       Carl Marks Strategic Investments II, L.P.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |X|
                                                                         (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                               WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                           |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
------------ -------------------------------------------------------------------
                                   SOLE VOTING POWER

       NUMBER OF             7     15,469 shares-Class A; 44,028 shares-Class
                                   B**
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                   -0-
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    15,469 shares-Class A; 44,028 shares-Class
                                   B**
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                                     -0-
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               15,469 shares-Class A; 44,028 shares-Class B**
------------ -------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                        |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               7.4%(each Class)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
                               PN
------------ -------------------------------------------------------------------
** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

------------------------------                ----------------------------------

CUSIP No. 812163-30-1                                    Page  4  of   10  Pages
         ------------                                         ---    ------
------------------------------                ----------------------------------


------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Carl Marks Management Company, L.P.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                          |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------ -------------------------------------------------------------------
                             7     SOLE VOTING POWER

       NUMBER OF                   51,495 shares-Class A; 146,562 shares-Class
                                   B**
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     -0-
                          -------- ---------------------------------------------
           BY                9     SOLE DISPOSITIVE POWER
          EACH
       REPORTING                   51,495 shares-Class A; 146,562 shares-Class
         AGENCY                    B **
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                   -0-
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,495 shares-Class A; 146,562 shares-Class B **
------------ -------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                        |_|

------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             24.6%(each Class)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             PN
------------ -------------------------------------------------------------------
** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

------------------------------                ----------------------------------

CUSIP No. 812163-30-1                                    Page  5  of   10  Pages
         ------------                                         ---    ------
------------------------------                ----------------------------------

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Andrew M. Boas
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |X|
                                                                        (b) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY
------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF
------------ -------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
             TO ITEMS 2(d) or 2(E)                                          |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
------------ -------------------------------------------------------------------
                                   SOLE VOTING POWER

       NUMBER OF             7     -0-
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY
         OWNED                     54,199 shares-Class A; 154,258 shares-Class
                                   B**
                          -------- ---------------------------------------------
        BY EACH              9     SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                    -0-
                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER

          WITH                     54,199 shares-Class A; 154,258 shares-Class
                                   B **
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             54,199 shares-Class A; 154,258 shares-Class B **
------------ -------------------------------------------------------------------
    12       CHECK  BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
             SHARES*                                                        |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             25.8% (each Class)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*
             IN
------------ -------------------------------------------------------------------
** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

------------------------------                ----------------------------------

CUSIP No. 812163-30-1                                    Page  6  of   10  Pages
         ------------                                         ---    ------
------------------------------                ----------------------------------

------------ -------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert C. Ruocco
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(E)                                                |_|

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------- ----------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 -0-
                       -------- ------------------------------------------------
       SHARES             8     SHARED VOTING POWER
    BENEFICIALLY
        OWNED                   54,199 shares-Class A; 154,258 shares-Class B **
                       -------- ------------------------------------------------
         BY               9     SOLE DISPOSITIVE POWER
        EACH
      REPORTING                 -0-
       AGENCY          -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                54,199 shares-Class A; 154,258 shares-Class B **
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,199 shares-Class A; 154,258 shares-Class B **
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          25.8% (each Class)
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
** Includes shares owned beneficially by other registered persons but omits certain shares owned by certain group members. See Item 5.

Item 1.  Security and Issuer


                  This Amendment No. 6 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Seaman Furniture Company, Inc., a Delaware corporation (the "Company").

                  This  Amendment  to Schedule  13D is being  filed  pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends a Schedule 13D, dated April 22, 1993, as previously amended by Amendment No. 1, dated January 4, 1994, Amendment No. 2, dated May 18, 1994, Amendment No. 3, dated June 14, 1996, Amendment No. 4, dated July 8, 1997, and Amendment No. 5, dated August 13,1997 (as amended, the "Original Schedule 13D").

                  Except  as  amended  hereby,  the  responses  in the  Original
Schedule 13D remain unchanged.


Item 3.  Source and Amount of Funds or Other Consideration

         All shares of Common Stock held by the Reporting Persons were exchanged pursuant to the Agreement and Plan of Merger dated as of August 13, 1997, as amended on September 4, 1997 (the "Merger Agreement"), by and between the Company and SFC Merger Company, a Delaware corporation ("Newco"), a copy of which was previously filed with the Securities and Exchange Commission in connection with the merger and is herein incorporated by reference. The Reporting Persons, together with T. Rowe Price and M.D. Sass (collectively, the "Participating Funds"), formed Newco solely for the purpose of acquiring approximately 20% of the Company's outstanding Common Stock not already owned by the foregoing persons through a one-step merger transaction. The Reporting Persons contributed 938,050 shares (approximately 20.7% of the total issued and outstanding shares) of Company Common Stock to Newco as the subscription price for shares of Newco common stock. In exchange for such Company Common Stock, the Reporting Persons received a total of 54,199 shares of Class A common stock of Newco ("Newco Class A Common Stock"), and 154,258 shares of Class B common stock of Newco ("Newco Class B Common Stock").. Upon consummation of the merger in which the Company was the surviving company (the "Surviving Company"), each share of Newco Class A Common Stock was converted into one share of Class A Common Stock of the Surviving Company (the "Class A Common") and each share of Newco Class B Common Stock was converted into one share of Class B Common Stock of the Surviving Company (the "Class B Common"). All stockholders of the Company other than Newco were entitled to receive in the merger $25.05 per share of Common Stock in cash.


Item 4. Purpose of Transaction

         The response to Item 3 is incorporated herein by this reference. The Common Stock was acquired in connection with the merger and as further described in the Participating Funds' filing on Schedule 13-E filed with the Commission on September 5, 1997, as amended and supplemented by Amendment No. 1 thereto filed on October 27, 1997, and Amendment No. 2 thereto filed on November 18, 1997.


Item 5.  Interest in Securities of the Issuer

         The responses to Items 3 and 4 are incorporated herein by this reference.

         As a result of the merger, the Reporting Persons beneficially own the amounts of Class A Common and Class B Common respectively indicated below.

(a) As of the date hereof, the Partnership owned beneficially 36,026 shares of Class A Common and 102,534 chares of Class B Common, constituting approximately 17.2% of the outstanding shares of each class. In its capacity as general partner of the Partnership, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

                  As of the date hereof, Partnership II owned beneficially 15,469 shares of Class A Common and 44,028 shares of Class B Common, constituting approximately 7.4% of the outstanding shares of each class. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

                  As of the date hereof, the Account owned beneficially 2,704 shares of Class A Common and 7,696 shares of Class B Common, constituting approximately 1.3% of the outstanding shares of each class, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas and Ruocco.

                  By reason of the foregoing, as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock:(i) the Partnership, 36,026 shares of Class A and 102,534 shares of Class B (17.2%);
(ii) Partnership

II, 15,469 shares of Class A and 44,028 shares of Class B (7.4%); (iii) the General Partner, 51,495 shares of Class A and 146,562 shares of Class B (24.6%); and (iv) each of Messrs. Boas and Ruocco, 54,199 shares of Class A and 154,258 shares of Class B (25.8%).

         To the knowledge of the Reporting Persons, (i) the remaining shares of Class A Common and Class B Common are held by the other Participating Funds; and
(ii) members of senior management of the Surviving Company, including Alan Rosenberg, Steven Halper and Peter McGeough (the "Participating Executives"), have options to purchase up to 16% of the Class A Common and the Class B Common on a fully diluted basis.

         The Reporting Persons disclaim the existence of a "group" with any other persons with regard to any matter other than the merger. This Schedule 13D is filed solely on behalf of the Reporting Persons and not with respect to any of the other Participating Funds or Participating Executives.

         Except as disclosed in this Schedule 13D, neither the Reporting Persons nor, to their knowledge, any of the persons identified in Item 2 hereto have effected transactions in shares of Common Stock during the preceding 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The responses to Items 3 and 4 are incorporated herein by this reference.


Item 7.   Material to be Filed as Exhibits

         Exhibit 1. Agreement and Plan of Merger, dated as of August 13, 1997 as amended on September 4, 1997, by and between Newco and the Company (incorporated by reference to Schedule 14A filed by the Company on November 18, 1997).


                                                     Signatures

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 13, 1998

                           CARL MARKS STRATEGIC INVESTMENTS, L.P.
                           By: Carl Marks Management Company, L.P.,
                                 General Partner


                           By:  /s/ Robert C. Ruocco         , a General Partner
                              -------------------------------


                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.
                      By: Carl Marks Management Company, L.P.,
                          General Partner


                           By:  /s/ Robert C. Ruocco         , a General Partner
                              -------------------------------



                              CARL MARKS MANAGEMENT COMPANY, L.P.


                           By:  /s/ Robert C. Ruocco         , a General Partner
                              -------------------------------


                                  /s/  Andrew M. Boas
                              -------------------------------
                                      ANDREW M. BOAS

                                   /s/ Robert C. Ruocco
                              -------------------------------
                                     ROBERT C. RUOCCO
                                       10